Filed by Carbon Revolution Limited
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Twin Ridge Capital Acquisition Corp.

Carbon Revolution Limited Geelong Technology Precinct 75 Pigdons Road Waurn Ponds, 3216 Australia ABN: 96 128 274 653

Carbon Revolution (ASX code: CBR)
Q3 FY23 QUARTERLY ACTIVITIES REPORT & APPENDIX 4C (UNAUDITED)

Geelong, Australia, 28 April 2023: Geelong-based advanced manufacturer Carbon Revolution Limited (the “Company”) (ASX:CBR), whose lightweight carbon fibre wheels are used on some of the world’s best and most-sought after cars, provides a business update for the quarter ended 31 March 2023 (Q3 FY23) in addition to an update on financing and the proposed merger transaction.

Q3 FY23 Highlights (unaudited)

•	One new wheel program commenced in Q3 FY23 and production of the Corvette ZO6 wheel resumed.
•	Mega-line commissioning is progressing well and two programs have now successfully entered production on the line. The two new moulding stations are in place and being commissioned.
•
Merger with Twin Ridge Capital Acquisition Corp. (NYSE:TRCA) (“TRCA”) announced on 30 November 2022 is progressing, with the first amendment of the Registration Statement on Form F-4 (the “Registration Statement”) lodged with the U.S. Securities and Exchange Commission (the “SEC”). The Company expects completion of the merger in July 2023.

•	Bridge funding initiatives are continuing.

Merger Process

The proposed merger (“Transaction”) with Twin Ridge Capital Acquisition Corp. (NYSE:TRCA) (“TRCA”) announced on 30 November 2022 is progressing well. In connection with the Transaction, on 28 February 2023 CBR announced the initial filing by Carbon Revolution Limited (previously known as Poppetell Limited) (“MergeCo”) of a registration statement on Form F-4 (“Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”), which pertains to the proposed public offering of shares by MergeCo in connection with the Transaction and TRCA’s proxy solicitation with respect to approval of the Transaction by its shareholders. On 8th April 2023 (AEST), the first amendment to the Registration Statement was submitted to the SEC by MergeCo. The next amendment is expected to be submitted during May.

The filing of the F-4 with the SEC is an important milestone in the proposed Transaction which also requires approval by Carbon Revolution’s shareholders. Shareholders will receive the relevant information via a Scheme Booklet closer to the time of the shareholder vote. The Company now expects completion of the Transaction to occur in July 2023.

Bridge Funding

The Company has continued to make progress on near-term liquidity initiatives which are now aimed at securing sufficient liquidity (“Bridge Funding”) through to completion of the Proposed New Debt Facility (discussed below).

The Company continues to work with customers, suppliers and its lenders and other parties to secure bridge funding. In the Company’s half year report on 28 February 2023, it was noted that bridge funding of $10.8 million of net cash inflows from early payment and bailment arrangements was anticipated to be secured from certain of its customers for the period from March 2023 through May 2023. Of this, $8.1m has been secured and the initiatives to make up the remaining amount are underway.  As anticipated, the Company has also secured short term convertible debt funding of $2 million with the funds received in March 2023. This is expected to be repaid by the Group following draw down under the Proposed New Debt Facility.

There are risks associated with the bridge funding initiatives including but not limited to:
•
CBR may not be able to successfully reach agreements with its customers to obtain early payments or bailment arrangements for the final amounts and therefore not be able to successfully raise the amount required; and

•	There may be delays in obtaining early customer payments or bailment agreements thereby necessitating alternative bridge funding to be obtained by CBR (if available).

Proposed New Debt Facility

CBR is seeking to secure debt funding which will ensure that the Group remains funded through to the anticipated completion of the Transaction and beyond.

As of the date of issuance of this 4C, the Company has engaged specialist third party advisers to provide advisory services and assist in securing insured debt financing with the Group’s assets including intellectual property as collateral.  Through this process the Group has to date received two sets of non-binding and conditional general terms for a new debt facility (“Proposed New Debt Facility”) from these specialist third party advisors. Finalisation of documentation and settlement is targeted to occur in the near term with one of these processes.  Under the proposed conditional and non-binding terms received to date for the Proposed New Debt Facility, approximately $70 million of net cash (net of prepaid interest, fees and discounts) is projected to be received by the Group with a target closing date in May 2023. These funds will in part be used to repay existing debt of ~$14.8m1.

There are risks associated with the Proposed New Debt Facility, including but not limited to:

1 Balances as of 31st March 2023.

•	The Group may not be able to identify lenders to provide the financing under the Proposed New Debt Facility, and therefore may not be able to secure the facility;
•
In order to secure the funding to be facilitated under the Proposed New Debt Facility, the Group needs to secure debt collateral insurance (which may or may not be forthcoming), the cost of which is likely to be significant, which may mean the Group is not able to secure the facility, or secure the full amount of ~$70 million ;

•
Given the circumstances of the Group, the Group is likely to have to agree to significantly higher costs, fees and other forms of consideration than would customarily be payable under traditional financing arrangements, to secure the Proposed New Debt Facility. Further, these costs may be higher than currently projected and the Group may not be able to secure the full amount of ~$70 million as included in the Group’s Cash Flow Projection;

•	The Group may not be able negotiate acceptable terms and conditions of the documentation with respect to the Proposed New Debt Facility, or meet any conditions precedent to draw down;
•	There may be a delay in the targeted draw-down date of the Proposed New Debt Facility thereby necessitating additional bridge funding to be obtained by the Group; and
•
If the Group is unable to comply with the covenants of the Proposed New Debt Facility, the loan may become repayable immediately and lender may enforce its security over the assets of the Group (including its intellectual property assets) to seek to secure repayment.

Revenue

Quarterly revenue was $7.1 million, with sales of production wheels for a new program commencing in March. Production and sales resumed on the Corvette program and increased steadily through the quarter. Ferrari sales moderated in Q3 FY23 following a strong H1 FY23. As a result of the resumption of wheels to the Corvette program and commencement of the production ramp for the new program, we exited the quarter with good momentum with March wheel sales representing 63% of quarterly wheel revenue.

Quarterly revenue represented a 9.7% reduction for the quarter versus the prior corresponding period (PCP) and a 1.6% reduction in revenue for the 9 months FY23 year-to-date versus PCP.  Wheel sales volume was 2,430 with an average selling price of $2,834 achieved, reflecting the product mix during the quarter.

Program update

Carbon Revolution now has 11 awarded programs (5 in production, 6 in development) with global OEMs, with a further 3 programs under engineering contracts. At the start of Q3 FY23, the Company commenced production of one new program. The Company expects a further 2 programs will transition into production across the next 12 months.

Stage of Program Lifecycle Number of Programs			Current Quarter(1)	Prior (2)
Awarded programs in production			5	5
Programs in development	Awarded	Electric Vehicles	2	1
		Premium ICE Vehicles	4	3
	Under detailed design and engineering agreement	Electric Vehicles	2	3
		Premium ICE Vehicles	1	1
Total Active Programs			14	13
Programs in Aftersales			5	5
Total Lifetime Programs			19	18

(1)	As at date of this announcement, 28 April 2023; (2) As at date referenced in previous announcement, 23 February 2023; ICE = equipped with internal combustion engine and includes hybrid vehicles.

Mega-line

Commissioning of the Mega-line has been progressing at pace. Installation and commissioning of two new mould stations and the associated resin delivery unit has been completed with validation wheels now being produced for the first of these mould stations. There is a strong focus during commissioning on the progressive elimination of commissioning special cause issues, on increasing the overall speed of the line and on the completion of remaining commissioning items. Production rate across the line has been increasing steadily with improved reliability and reductions in processing time.

Looking ahead, the two new mould stations that are in commissioning phase at present will be brought into production in Q4 FY2023. Production on the Mega-line of the third generation rim layup machine (ARL3) is also expected to occur in Q4 FY2023.

Cash position

As of 31 March 2023, the Company’s cash balance was $4.0m. Net cash outflow of $10.0m for the quarter was a result of:
• Net cash outflow from operating activities (including government grants) was $8.0m. Cash receipts from customers of $7.7m and government grants of $0.1m was offset by payments to suppliers and employees.
• Net investing cash outflow of $3.3m supported Mega-line milestones and investment in program development. Payments comprised $2.0m of targeted and essential investment in property, plant and equipment and $1.3m of investment in intangibles.
• Net cash inflow from financing activities of $1.3m consisted primarily of $3.0m of inflows from liquidity improvement initiatives involving one customer and the previously mentioned $2.0m short-term convertible funding, offset partly by costs relating to the proposed Transaction.

Bridge funding initiatives continue. Negotiations for the Proposed New Debt Facility of approximately $70m are continuing, with a targeted signing and completion date in May. Please refer to the discussion above on bridge funding and the Proposed New Debt Facility, including the risks described in that discussion.

All amounts are in Australian Dollars unless otherwise stated.

- ENDS -

Approved for release by the Board of Directors of Carbon Revolution Limited.

For further information, please contact:

Investors
Investors@carbonrev.com

Media
Media@carbonrev.com

ABOUT CARBON REVOLUTION

Carbon Revolution is an Australian technology company, which has successfully innovated, commercialised and industrialised the advanced manufacture of carbon fibre wheels for the global automotive industry. The Company has progressed from single prototypes to designing and manufacturing high-performing wheels for some of the fastest street cars and most prestigious brands in the world. Carbon Revolution is creating a significant and sustainable advanced technology business that supplies its lightweight wheel technology to automotive manufacturers around the world.

For more information, visit carbonrev.com

Information about the Transaction

As previously announced, Carbon Revolution Limited (“CBR”, “Carbon Revolution” or the “Company”) (ASX: CBR) and Twin Ridge Capital Acquisition Corp. (“Twin Ridge” or “TRCA”) (NYSE: TRCA) have entered into a definitive business combination agreement and accompanying scheme implementation deed (“SID”) that is expected to result in the Carbon Revolution business becoming publicly listed in the U.S. via a series of transactions, including a scheme of arrangement. Upon closing of the transactions, the ordinary shares and warrants of Carbon Revolution Limited (formerly known as Poppetell Limited), a private limited company incorporated in Ireland with registered number 607450 (“MergeCo”), that will become the parent company of the Company and Twin Ridge, are expected to trade on a national exchange in the United States, and Carbon Revolution’s shares shall be delisted from the ASX.

Additional Information about the Proposed Business Combination and Where to Find It

This communication relates to the proposed business combination involving CBR, TRCA, MergeCo, and Poppettell Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of MergeCo (“Merger Sub”). In connection with the proposed business combination, MergeCo has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”) and Amendment No. 1 thereto, including a preliminary proxy statement of TRCA and a preliminary prospectus of MergeCo relating to the MergeCo Shares to be issued in connection with the proposed business combination. The Registration Statement, as amended, is subject to SEC review and further revision and is not yet effective. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus, when available, or any other document that MergeCo or TRCA has filed or will file with the SEC or send to its shareholders in connection with the proposed business combination. This communication does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, TRCA’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE PROXY STATEMENT/ PROSPECTUS, WHEN IT BECOMES AVAILABLE, AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY TRCA OR MERGECO WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

After the Registration Statement, as amended, is declared effective, the definitive proxy statement will be mailed to shareholders of TRCA as of a record date to be established for voting on the proposed business combination. Additionally, TRCA and MergeCo will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Registration Statement, as amended, the definitive proxy statement/ prospectus and all other relevant materials for the proposed business combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by TRCA or MergeCo may be obtained, when available, free of charge from TRCA at www.twinridgecapitalac.com. TRCA’s shareholders may also obtain copies of the definitive proxy statement/prospectus, when available, without charge, by directing a request to Twin Ridge Capital Acquisition Corp., 999 Vanderbilt Beach Road, Suite 200, Naples, Florida 60654.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed business combination will be implemented solely pursuant to the Business Combination Agreement and Scheme Implementation Deed, in each case, filed as exhibits to the Current Report on Form 8-K filed by TRCA with the SEC on November 30, 2022, which contains the full terms and conditions of the proposed business combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation of Proxies

This communication may be deemed solicitation material in respect of the proposed business combination. TRCA, CBR, MergeCo, Merger Sub and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from TRCA’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of TRCA’s directors and officers in the Registration Statement, TRCA’s filings with the SEC, including TRCA’s initial public offering prospectus, which was filed with the SEC on March 5, 2021, TRCA’s subsequent annual reports on Form 10-K and quarterly reports on Form 10-Q. To the extent that holdings of TRCA’s securities by insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TRCA’s shareholders in connection with the business combination will be included in the definitive proxy statement/prospectus relating to the proposed business combination, when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

Forward-Looking Statements

All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed business combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed business combination and related transactions, the level of redemptions by TRCA’s public shareholders and the timing of the completion of the proposed business combination, including the anticipated closing date of the proposed business combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of CBR’s and TRCA’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of CBR and TRCA.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed business combination, including the risks that we will not secure sufficient funding to proceed through to completion of the Transaction, any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination, or that the approval of the shareholders of TRCA or CBR is not obtained; (iii) the ability to maintain the listing of MergeCo’s securities on the stock exchange; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing on favorable terms; (v) the risk that the proposed business combination disrupts current plans and operations CBR or TRCA as a result of the announcement and consummation of the proposed business combination and related transactions; (vi) the risk that any of the conditions to closing of the business combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed business combination and related transactions; (viii) risks relating to the uncertainty of the costs related to the proposed business combination; (ix) risks related to the rollout of CBR’s business strategy and the timing of expected business milestones; (x) the effects of competition on CBR’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and healthcare professionals and retain its management and key employees; (xi) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine conflict; (xii) the outcome of any legal proceedings that may be instituted against TRCA, CBR or any of their respective directors or officers; (xiii) the amount of redemption requests made by TRCA’s public shareholders; (xiv) the ability of TRCA to issue equity, if any, in connection with the proposed business combination or to otherwise obtain financing in the future; (xv) the impact of the global COVID-19 pandemic and governmental responses on any of the foregoing risks; (xvi) risks related to CBR’s industry; (xvii) changes in laws and regulations; and (xviii) those factors discussed in TRCA’s Annual Report on Form 10-K for the year ended December 31, 2022 under the heading “Risk Factors,” and other documents of TRCA or MergeCo to be filed with the SEC, including the proxy statement / prospectus. If any of these risks materialize or TRCA’s or CBR’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TRCA nor CBR presently know or that TRCA and CBR currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect TRCA’s and CBR’s expectations, plans or forecasts of future events and views as of the date of this communication. TRCA and CBR anticipate that subsequent events and developments will cause TRCA’s and CBR’s assessments to change. However, while TRCA and CBR may elect to update these forward-looking statements at some point in the future, each of TRCA, CBR, MergeCo and Merger Sub specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing TRCA’s and CBR’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Name of entity
Carbon Revolution Ltd
ABN	Quarter ended (“current quarter”)
96 128 274 653	31 March 2023

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
1.	Cash flows from operating activities

1.1	Receipts from customers	7,684	37,587
1.2	Payments for:	(878)	(4,482)
	(a) research and development
	(b) product manufacturing and operating costs	(6,074)	(25,847)
	(c) advertising and marketing	(23)	(66)
	(d) leased assets	-	(97)
	(e) staff costs	(6,830)	(19,632)
	(f) administration and corporate costs	(593)	(3,272)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	22	59
1.5	Interest and other costs of finance paid	(364)	(1,147)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	150	15,335
1.8	Other (provide details if material)	(1,066)	(1,066)
1.9	Net cash from / (used in) operating activities	(7,972)	(2,628)

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
2.	Cash flows from investing activities	-	-
2.1	Payments to acquire:
(a) entities
	(b) businesses (see item 10) (c) property, plant and equipment	- (2,033)	- (7,947)
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	(1,305)	(3,815)
2.2	Proceeds from disposal of:	3	3
(a) property, plant and equipment
	(b) businesses (see item 10)	-	-
	(c) investments	-	-
	(d) intellectual property	-	-
	(e) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(3,335)	(11,759)

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	-	-
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities, or convertible debt securities	(2,364)	(5,508)
3.5	Proceeds from borrowings	8,186	23,691
3.6	Repayment of borrowings	(4,568)	(22,511)
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-

Consolidated statement of cash flows		Current quarter $A’000	Year to date (9 months) $A’000
3.9	Other (provide details if material)	-	(191)
3.10	Net cash from / (used in) financing activities	1,254	(4,519)

4.	Net increase / (decrease) in cash and cash equivalents for the period	(10,053)	(18,906)
4.1	Cash and cash equivalents at beginning of period	14,078	22,693
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(7,972)	(2,628)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(3,335)	(11,759)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	1,254	(4,519)
4.5	Effect of movement in exchange rates on cash held	36	274
4.6	Cash and cash equivalents at end of period	4,061	4,061

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	4,061	14,078
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	4,061	14,078

6.	Payments to related parties of the entity and their associates	Current quarter $A'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	251
6.2	Aggregate amount of payments to related parties and their associates included in item 2	0

Description & explanation of payments above:
Comprises Non-Executive and Executive Directors fees inclusive of superannuation for the quarter. No other payments made to related parties or their associates.

7.	Financing facilities available Add notes as necessary for an understanding of the position	Total Facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	11,000	7,500
7.2	Credit standby arrangements	0	0
7.3	Other	19,800	16,698
7.4	Total financing facilities	30,800	24,198
7.5	Unused financing facilities available at quarter end	6,602	N/A
7.6
Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well

Financing facilities totalling $30.8m comprise:

•      Secured loan with Export Finance Australia of $6.5m (initially $13m) at an interest rate of 9.17% per annum, payable quarterly. Principal repayable over 4 years quarterly. The loan balance is $6.5m as at 31 March 2023.

•       $4.8m working capital financing facility in place at an interest rate of 11.19% per annum. This facility is secured over the applicable trade receivables. As of 31 March 2023, the Company had drawn down upon $2.4m of this facility.

•      Line of credit facility of $8m with Export Finance Australia at an interest rate of 9.35%  per annum. As of 31 March 2023, $4.0m was drawn down. Drawdown of the remaining $4.0m is conditional upon agreed milestones. The facility term expires on 31 May 2023.

•      $9.0m unsecured supplier financing arrangement with $8.3m drawn down as of 31 March 2023. This arrangement has a payables services fee of 6.0% per annum.

•      Unsecured convertible Bond of $2.0m entered into on 30 March 2023 at an interest rate of 15%. This is expected to be repaid by the Group following completion of the Proposed New Debt Facility.

•      $4.5m unsecured loan agreement with a customer related to advanced payments for wheels. $1.0m had been drawn down as at 31 March 2023 with the remainder expected to be drawn by 31 May 2023. Repayment is expected between 1 December 2023 to 1 June 2024 with a management fee of 10% per annum.

There is also one lease agreement in place, being:

•      Monthly rental of the production facility in Waurn Ponds (10 year lease with current monthly lease payments of $77,165)

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from/(used in) operating activities (item 1.9)	(7,972)
8.2	Cash and cash equivalents at quarter end (item 4.6)	4,061
8.3	Unused finance facilities available at quarter end	6,602
8.4	Total available funding (item 8.2 + item 8.3)	10,663
8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	1.34
8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
1.
Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

The Company expects net operating cash outflows to continue for the time being.
In the longer-term, the Company expects that the combination of expected increasing wheel sales, combined with activities associated with its pathway to profitability, to improve operating cashflows.

2.
Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?
The Company is undertaking a number of workstreams associated with bolstering its near term liquidity in conjunction with securing long-term funding for the business across both equity and debt. Please refer to the discussion appended to the 4C for further information on bridge funding and the Proposed New Debt Facility, including the risks described in that discussion. The Company considers it reasonably likely the funding activities will be successful.

3.
Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
Subject to securing the targeted bridge funding, Proposed New Debt Facility and the Transaction as well as the risks described in the information appended to this 4C, the Company expects to be able to continue its operations and meet its business objectives.

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.
2	This statement gives a true and fair view of the matters disclosed.

Date:	28 April 2023

Authorised by:	The Board of Carbon Revolution Ltd